Mail Stop 3561

January 25, 2010

Elyse Douglas
Executive Vice President and Chief Financial Officer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, NJ 07656

> **Re: Hertz Global Holdings**
> **The Hertz Corporation**
> **File Numbers 001-33139 and 001-07541**
> **Form 10-K: For the fiscal year ended December 31, 2008**

Dear Ms. Douglas:

We have reviewed your January 7, 2010 correspondence and have the following comment. We believe you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file your response to our comment via EDGAR within ten business days from the date of this letter.

Note 10: Litigation and Guarantees, page 169

1. We note your response to our prior comment 5 and your confirmation that you will describe the current status of the cases as well as conclusions related to the likelihood of a loss contingency with respect to each of the cases disclosed. Your proposed disclosure has a general statement that management does not believe that any of the matters resolved or pending against the Company during 2009 is material to the Company and its subsidiaries taken as a whole. Please also ensure that your revised disclosure specifically states your conclusion as to a loss contingency for each of the matters disclosed.

* * * * *

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief